First Financial Bancorp.
 255 East Fifth Street, Suite 700
Cincinnati, Ohio 45202
(877) 322-9530

October 17, 2017

Via Edgar

Mr. Eric Envall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Financial Bancorp. Registration Statement on Form S-4; File No. 333-220583 Request for Acceleration

Dear Mr. Envall:

In accordance with Rule 461 under the Securities Act of 1933, as amended, First Financial Bancorp. (the “Company”) hereby requests that its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2017 (File No. 333-220583), as amended on October 17, 2017 (the “Registration Statement”), be made effective at 4:00 p.m., New York City time, on October 18, 2017, or as soon as possible thereafter.

Please contact James J. Barresi of Squire Patton Boggs (US) LLP at (513) 361-1260 or by email at james.barresi@squirepb.com with any questions you may have concerning this request.  In addition, please notify Mr. Barresi when this request for acceleration has been granted.

FIRST FINANCIAL BANCORP.

By:	/s/ Shannon M. Kuhl
Shannon M. Kuhl
Senior Vice President, Chief Legal Officer and Secretary

cc:  James J. Barresi, Squire Patton Boggs (US) LLP